SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") made and entered into this 1st day of January, 2022

BETWEEN:

George Joe Chudina of 3049 Legacy Pointe Way, Appt 1125, Knoxville, TN 37921 with Passport number: 543518544

(Exhibit A)

(the "Seller")

OF THE FIRST PART

and

llustrato Pictures International Inc. of 26 Broadway, New York, NY 10004

(the "Purchaser")

OF THE SECOND PART

BACKGROUND:

A.	The Seller is the owner on record of 999 (Nine hundred and ninety-nine) shares (the "Shares") of Bull Head Products Inc registered in Tennessee with company number 550882 (the "Corporation").

B.	The Seller desires to sell the Shares to the Purchaser and the Purchaser desires to purchase the Shares from the Seller.

IN CONSIDERATION OF and as a condition of the parties entering into this Agreement and other valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the parties to this Agreement agree as follows:

1)	Purchase and Sale

a)	Except as otherwise provided in this Agreement, all monetary amounts referred to in this Agreement are in USD (US Dollars).

b)	The Seller agrees to sell, and the Purchaser agrees to purchase all the rights, title, interest, and property including all intellectual Property of the Seller in the Shares for an aggregate cash purchase price of $500,000 (Five Hundred Thousand) (the "Purchase Price") on the condition that the agreed Targets and Key Performance Indicators (KPls) in Exhibit Bare met. If the Targets and KPls are not met within the agreed time as agreed in Exhibit B, in their entirety a sliding scale of payment will be paid which will be less than the full $500,000 purchase price.

c)	The buyer will also issue the seller 6,750 (Six Thousand Seven Hundred and Fifty) Convertible Preference F Shares in the public company llustrato Pictures International Inc. (Symbol: ILUS) within 30 days of the closing of this agreement. These shares are 144 restricted shares which means they are restricted for a period as defined by rule 144 of the SEC. These shares convert 1:100 equaling 675,000 Common ILUS shares.

d)	The total purchase price is to be paid in the following breakdown subject to the agreed conditions in Exhibit B being met:

e)	Before closing of this agreement, a fixed sum of $300,000 (Three hundred thousand Dollars) will be paid to an escrow agreement/facility to be established by the buyer with Donnell Suares Esq law firm, Suares Associates all associated fees to be paid by the buyer. Upon receipt into Escrow of the evidence displayed in Exhibit C from the seller, $300,000 (Three hundred thousand) will be transferred to the sellers nominated account from the escrow facility.

f)	$100,000 to be paid by bank transfer to the sellers nominated account on or following the nearest working day following the 15th 01 July 2022 on the condition that the agreed Key Performance Indicators for Period 1 January 2022 to 30 June 2022 exhibited in Exhibit B, have been met and so long as the seller is still employed by the company unless no longer employed by mutual agreement. If they have not been met in full a sliding scale of payment is displayed in Exhibit B. Any Amendment or extension to these fixed agreed terms are at the sole discretion of the buyer.

g)	$100,000 to be paid by bank transfer to the sellers nominated account on or following the nearest working day following the 15th of January 2023 on the condition that the agreed Key Performance Indicators for Period 1 July 2022 to 31 Dec 2022 exhibited in Exhibit B, have been met. If they have not been met in full a sliding scale of payment is displayed in Exhibit Band so long as the seller is still employed by the company unless no longer employed by mutual agreement. Any Amendment or extension to these fixed agreed terms are at the sole discretion of the buyer.

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2)	Representations and Warranties of the Seller

The Seller warrants and represents to the Purchaser as follows:

a)	The Seller would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.

b)	Except as provided in the incorporating documents of the Corporation or as indicated on the face of the certificates for the Shares, the Purchaser would not be prevented or restricted in any way from re-selling the Shares in the future.

c)	The Seller is the owner in clear title of the Shares and the Shares are free of any lien, encumbrance, security interests, charges, mortgages, pledges, or adverse claim or other restriction that would prevent the transfer of clear title to the Purchaser.

d)	The Seller is not bound by any agreement that would prevent any transactions connected with this Agreement.

e)	There is no legal action or suit pending against any party, to the knowledge of the Seller, that would materially affect this Agreement.

3)	Representations and Warranties of the Purchaser

The Purchaser warrants and represents to the Seller as follows:

a)	The Purchaser would not be recognized as an issuer, insider, affiliate, or associate of the Corporation as defined or recognized under applicable securities laws and regulations.

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b)	The Purchaser is not bound by any agreement that would prevent any transactions connected with this Agreement.

c)	There is no legal action or suit pending against any party, to the knowledge of the Purchaser, that would materially affect this Agreement.

4)	Closing

The closing of the purchase and sale of the Shares (the "Closing") will take place on December 24, 2021 (the "Closing Date") at the offices of the Seller or at such other time and place as the Seller and the Purchaser mutually agree.

5)	Expenses

All parties agree to pay all their own costs and expenses in connection with this Agreement.

6)	Finder's Fees

a)	The Buyer will not pay any type of finder's fee to any party to this agreement or to any other individual in connection to this Agreement. Any finders or sellers' fees relating to this transaction are to be paid by the seller.

b)	The Seller warrants and represent that any investment banker or broker or other intermediary who may have facilitated the transaction contemplated by this Agreement and maybe entitled to a fee or commission in connection with said transaction will be paid by the seller. The seller indemnifies and hold harmless all other parties to this Agreement in connection with any claims for brokerage fees or other commissions that may be made by any party pertaining to this Agreement.

c)	The seller warrants that they have disclosed all material facts relating to the company during the due diligence period to the best of their knowledge and indemnifies in full the buyer against any claim more than $20,000 which the seller did not disclose previously.

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7)	Dividends

a)	Any dividends earned by the Shares and payable before the Closing of this Agreement will belong to the Seller, and any dividends earned by the Shares and payable after the Closing of this Agreement will belong to the Purchaser.

b)	Any rights to vote attached to the Shares will belong to the Seller before the Closing and will belong to the Purchaser after the Closing.

8)	Governing Law

The Purchaser and the Seller submit to the jurisdiction of the courts of the State of Tennessee for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement. This Agreement will be enforced or construed according to the laws of the State of Tennessee.

9)	Additional Clauses

a)	No Dividends have been paid, Assets or cash have been removed, sold, or transferred from the company other than in the normal course of business since the completion of the Due Diligence and the closing of this agreement.

b)	The seller agrees that he and the company agree that the targets and Key Performance Indicators exhibited in Exhibit Bare achievable within the time periods displayed and referred to in Exhibit Band referred to in Clause 3 B & 3 C.

c)	The Seller will reasonably act in the best interest to support and assist the buyer in all aspects of the business to assist it to meet the objectives and growth. The Seller will not carry out any actions or make any comments which could be damaging to the company or the buyer for an indefinite period from the completion date of this agreement.

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d)	The seller, his affiliates or family, will not compete in the same line of business within a S00mile radius of the company's main address for a period of 3 years from the date of the final payment without the buyer's consent.

e)	The Seller will also sign a separate employment contract with the company for which the seller will receive a market rate remuneration to be agreed in the employment contract and is in addition to the purchase price.

f)	The seller will continue to be employed by the company under an employment contract for the duration of this agreement until the date of the final payment 15 January 2023 unless by mutual agreement. The seller may remain employed beyond 15 January 2023 by mutual agreement under the terms of the employment agreement which is not related to this agreement and will be agreed independently of this agreement with the buyer. This agreement does not supersede the employment contract which is independent of this agreement.

g)	If the seller breaks his employment contract without mutual agreement before 15 January 2023 and discontinues his employment with the company before the final payment the seller will forfeit the payments in Clause 3 Band 3 C in its entirety unless otherwise agreed with the buyer, which is at the sole discretion of the buyer.

h)	It is agreed between the parties that Vehicle Identification Number (VIN): 1FT7W2BN1MEC45688 owned by the company will be transferred to the sellers' personal name with all its outstanding liabilities on closing of this agreement.

10)	Miscellaneous

a)	Time is of the essence in this Agreement.

b)	This Agreement may be executed in counterparts. Facsimile signatures are binding and are original signatures.

c)	All warranties and representations of the Seller and the Purchaser connected with this Agreement will survive the Closing.

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d)	This Agreement will not be assigned either in whole or in part by any party to this Agreement without the written consent of the other party.

e)	Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

f)	If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a reult.

g)	This Agreement contains the entire agreement between the parties. All negotiations and understandings have been included in this Agreement. Statements or representations which may have been made by any party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value in this Agreement. Only the written terms of this Agreement will bind the parties.

h)	The Seller and Buyer have taken independent legal advice and are fully aware of their commitment, interpretations, deliverables and understanding of this agreement.

i)	This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Seller and the Purchaser and their respective successors, assigns, executors, administrators, beneficiaries, and representatives.

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j)	Any dispute or claim arising to or in any way related to this Agreement shall be settled by binding arbitration in Tennessee. All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association ("AAA") and shall remain confidential. AAA shall designate an arbitrator from an approved list of arbitrators following each party's review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be balanced by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the Parties included in the arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof

k)	Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing

I)	All the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

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IN WITNESS WHEREOF the Seller and Purchaser have duly affixed their signatures under hand and seal on this the 23rd day of December, 2021.

Nicholas Link (CEO) for the Buyer

SIGNED, SEALED, AND DELIVERED

In the presence of: Bull Head Products Inc. (Seller)

Witness:

/s/ Sheila Hansen Per: ___________________________(SEAL)

(Sign)

Witness Name: Sheila Hansen

/s/ George Joe Chudina

George Joe Chudina

SIGNED, SEALED, AND DELIVERED

In the presence of: llustrato Pictures International Inc (Purchaser)

Witness:

/s/ JP Backwell Per: ___________________________ (SEAL)

(Sign)

Witness Name: JP Backwell

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 Exhibit A

Passport Copy

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Exhibit B

o	To Qualify for the 2°d Payment of$ 100,000 15 July 2022:
•	Minimum Turnover of$ 320.000 (Excluding all taxes) must be achieved for the period from 1 January 2022 to 30 June 2022 or as per the following table:

Turnover Target	Percentage of Target	Aggregate Payment
$320.000	Greater than 100%	$100,000
$320.000	90-99	$90,000
$320.000	80-89	$80.000
$320.000	70-79	$70.000
$320.000	60-69	$60,000
$320.000	50-59	$50.000
$320.000	less than 50%	$0

o	In addition to the Turnover requirement, the following Key Performance Indices must also be achieved to quality for relevant Aggregate Payment:
•	A mutually agreed General Manager for the business is appointed and adequately trained to operate the business hy 30 June 2022.
•	A mutually agreed Design Engineer for the business is appointed and adequately trained to meet design requirements of the business by 30 June 2022.
•	No additional discrepancies such as debts, lawsuits etc. (other than what has already been disclosed in the Due Diligence phase) have been found and remain unresolved by the parties.

o	3rd Payment of$ 100,000 15 January 2023:
•	Minimum Turnover of$ 320.000 (excluding all taxes) must be achieved for the period from 1 July 2022 to 31 December 2022 or as per the following table:

Turnover Target	Percentage of Target	Aggregate Payment
$320.000	Greater than 100%	$100.000
$320.000	90-99	$90.000
$320.000	80-89	$80.000
$320.000	70-79	$70.000
$320.000	60-69	$60.000
$320,000	50-59	$50,000
$320.000	less than 50%	$0

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Exhibit C

-	Signed Sale Purchase agreement
-	Executed transfer of the shares or other agreed proof that the Shares have been transferred into the name of the buyer
-	Board Resolution approving the sale of the company to the buyer
-	Payment dispersement resolution
-	Bank account logins
-	Electronic access to the live company financials
-	New lease/rental agreement signed with Landlord
-	Access to Bullhead Products website
-	Signed employment consulting contract with Seller
-	Any staff contracts requiring renewal to be signed
-	Signed acknowledgement from any key suppliers (where required)
-	Provide document that vehicle finance with Trust has been transferred into sellers' name.
-	Proof that American Century Investments has been moved into George's name.

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